Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of November 2004
                        Commission File Number: 001-06439

                                SONY CORPORATION
                 (Translation of registrant's name into English)
             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN
                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,


                            Form 20-F X Form 40-F __




Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes_ No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    SONY CORPORATION
                                                      (Registrant)




                                              By:__ /s/  Katsumi Ihara
                                                 (Signature)

                                                 Katsumi Ihara
                                                 Executive Deputy President,
                                                 Group Chief Strategy Officer
                                                 and Chief Financial Officer



Date: November 18, 2004



List of materials


Documents attached hereto:


i) A press release regarding Determination of Final Terms of Stock Acquisition Rights for the Purpose of Granting Stock Options




                                             Sony Corporation
                                             6-7-35 Kitashinagawa, Shinagawa-ku
                                             Tokyo, 141-0001 Japan
                                             No. 04-058E

                                                               November 18, 2004

            Determination of Final Terms of Stock Acquisition Rights
                   for the Purpose of Granting Stock Options

Sony Corporation (the "Corporation") announced today that the final terms of Common Stock Acquisition Rights and Subsidiary Tracking Stock Acquisition Rights for the purpose of granting stock options, which issues were resolved at the meeting of its Board of Directors held on October 28, 2004, have been determined as set forth below.

I. Common Stock Acquisition Rights
----------------------------------
1. Amount to be paid in per share to be issued or transferred upon exercise of Common Stock Acquisition Rights:
         3,782 yen

2. Aggregate amount of issue price of shares to be issued upon exercise of Common Stock Acquisition Rights:
         5,386,324,400 yen

3. Portion of issue price of shares to be issued upon exercise of Common Stock Acquisition Rights which will be accounted for as stated capital:
         1,891 yen per share

II. Subsidiary Tracking Stock Acquisition Rights
------------------------------------------------
1. Amount to be paid in per share to be issued or transferred upon exercise of Subsidiary Tracking Stock Acquisition Rights:
         1,259 yen

2. Aggregate amount of issue price of shares to be issued upon exercise of Subsidiary Tracking Stock Acquisition Rights:
         57,284,500 yen

3. Portion of issue price of shares to be issued upon exercise of Subsidiary Tracking Stock Acquisition Rights which will be accounted for as stated capital:
         630 yen per share

Notes: 1.Date of Ordinary General Meeting of Shareholders
            June 22, 2004

       2.Date of issue of Stock Acquisition Rights
            November 18, 2004

       3.Aggregate number of Stock Acquisition Rights
            Common Stock Acquisition Rights:              14,242
            Subsidiary Tracking Stock Acquisition Rights:    455

       4.Issue price of Stock Acquisition Rights
            The Stock Acquisition Rights are issued without the payment to the Corporation of any consideration.

       5.Class and number of shares to be issued or transferred upon exercise of Stock Acquisition Rights
            Common Stock Acquisition Rights:           1,424,200 shares of
                                                       common stock of the
                                                       Corporation*
            Subsidiary Tracking Stock Acquisition Rights:
                                                       45,500 shares of
                                                       subsidiary tracking stock
                                                       of the Corporation*

             *The number of shares to be issued or transferred upon exercise of each Stock Acquisition Right is 100.

      6. Period during which Stock Acquisition Rights may be exercised
            From and including November 18, 2005 to and including November 17, 2014. If the last day of such period falls on a holiday of the Corporation, the immediately preceding business day shall be the last day of such period.

      7. Conditions for exercise of Stock Acquisition Rights

           (1) Each Stock Acquisition Right may not be exercised in part.
           (2) If a share exchange or a share transfer by which the Corporation becomes a wholly-owned subsidiary of another company is approved at the General Meeting of Shareholders of the Corporation, a holder of the Stock Acquisition Rights may not exercise the Stock Acquisition Rights on and after the effective date of such share exchange or share transfer.

      8. Persons to whom Stock Acquisition Rights shall be allocated
               Common Stock Acquisition Rights:
                     Directors, corporate executive officers and employees of the Corporation and its subsidiaries (total: 615)

               Subsidiary Tracking Stock Acquisition Rights:
                     Directors and employees of Sony Communication Network Corporation (total: 9)

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Contact:
Sony Corporation
Corporate Communications
(03) 5448-2200